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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(MARK ONE)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended: December 31, 2015
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to __________

COMMISSION FILE NUMBER: 0-4408

A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

Resource America, Inc. Investment Savings Plan

B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Resource America, Inc.
One Crescent Drive, Suite 203
Navy Yard Corporate Center
Philadelphia, PA 19112

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RESOURCE AMERICA, INC.
INVESTMENT SAVINGS PLAN

I N D E X

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of
Resource America, Inc. Investment Savings Plan
We have audited the accompanying statements of net assets available for benefits of Resource America, Inc. Investment Savings Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Resource America, Inc. Investment Savings Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.
The supplemental information in the accompanying schedules of assets (held at end of year) as of December 31, 2015 and delinquent participant contributions for the year ended December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of Resource America, Inc. Investment Savings Plan’s financial statements. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
/s/ GRANT THORNTON LLP

Philadelphia, Pennsylvania
June 28, 2016

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RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2015	2014
ASSETS
Investments, at fair value	$24,938,046	$24,401,337
Interest bearing cash	13,913	18,137
Receivables:
Notes receivable from participants	215,351	280,149
Participant contributions	2,064	6,259
Employer contributions	1,815	4,540
Dividends and interest	437	567
Total receivables	219,667	291,515
Total assets	25,171,626	24,710,989

LIABILITIES
Accrued liabilities	—	(1,206)
Total liabilities	—	(1,206)

NET ASSETS AVAILABLE FOR BENEFITS	$25,171,626	$24,709,783

The accompanying notes are an integral part of these statements.

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RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2015

Additions:
Contributions:
Participant	$2,414,389
Employer match	1,005,287
Rollover	169,501
Total contributions	3,589,177

Interest income on notes receivable from participants	9,474

Investment income (loss):
Net depreciation in fair value of investments	(2,450,081)
Interest and dividends	1,213,267
Net investment loss	(1,236,814)
Total additions	2,361,837

Deductions:
Benefits paid to participants	(1,892,728)
Plan expenses	(7,266)
Total deductions	(1,899,994)

NET INCREASE	461,843

Net assets available for benefits:
Beginning of year	24,709,783
End of year	$25,171,626

The accompanying notes are an integral part of this statement.

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RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 and 2014

NOTE A ‑ DESCRIPTION OF THE PLAN

The following brief description of the Resource America, Inc. Investment Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan sponsored by Resource America, Inc. (the “Company” or “Plan Sponsor”), covering substantially all employees of the Company and its subsidiaries. Employees become eligible to participate in the employee deferred portion of the Plan beginning on the first day of the month following their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Contributions

Participants may elect to defer up to 100% of their pre-tax annual compensation, as defined in the Plan document and subject to annual limitations under the Internal Revenue Code (“IRC”). Participants may elect to have all or any portion of their salary deferral contributions treated as Roth 401(k) contributions. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also make rollover contributions from other qualified plans.

The Plan was amended and restated on November 16, 2011 to become a Safe Harbor Plan effective as of January 1, 2012. Effective for the Plan year beginning January 1, 2012, the employer match contribution is 100% of the first 3% of eligible compensation the participant contributes to the Plan and 50% of the next 2% of eligible compensation contributed to the Plan, with a maximum employer match of 4% of eligible compensation. Participants are eligible to receive employer match contributions upon the achievement of 1,000 hours of service and twelve months of service. In addition, elective deferrals and employer match contributions made after January 1, 2012 are 100% vested. In addition to employer match contributions, the Company may make discretionary contributions as determined by the Company’s board of directors. Discretionary contributions are allocated based on a participant’s compensation as defined in the Plan document. Contributions are subject to certain IRC limitations. The Company’s employer match contributions, prior to the application of forfeitures, totaled $1,005,287 for the year ended December 31, 2015. The Company did not make any discretionary contributions for the year ended December 31, 2015.

Participants may elect to change their deferral percentage on a pay period basis. Participants direct the investment of their deferral contributions and employer match contributions into various investment options offered by the Plan. At December 31, 2015 and 2014, the Plan’s investment options included 17 mutual funds, one collective trust, and Resource America, Inc. (NASDAQ: REXI) common stock. The Plan also allows participants to invest in self-directed brokerage accounts, which may be invested only in securities traded on active exchanges.

Participant Accounts

Each participant’s account is credited with participant contributions, rollover contributions, employer match contributions, an allocation of the discretionary contribution (if any), actual investment earnings, plan expenses and actual investment losses. The benefit to which a participant is entitled is the vested portion of the participant’s account.

Vesting

Participants are immediately vested in employee contributions, as adjusted for actual earnings or losses thereon. Vesting in the Company’s safe harbor employer matching portions of their account balance earned after January 1, 2012 are immediately 100% vested. Vesting of employer discretionary contributions and employer matching portions earned prior to January 1, 2012 is based on years of continuing service; a participant vests at the rate of 20% per year such that a participant is 100% vested after five years of credited service. Employer contributions are fully vested upon death or disability of the participant.

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RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - (Continued)
DECEMBER 31, 2015 and 2014

Forfeitures

Forfeited amounts, if any, and earnings thereon, are available to reduce future employer contributions and to pay Plan expenses. As of December 31, 2015 and 2014, the Plan had accumulated forfeitures of $32,408 and $18,372, respectively. During the year ended December 31, 2015, no forfeitures were used to pay Plan expenses or were applied to reduce employer contributions, respectively.

Payment of Benefits

Upon termination of service, retirement, death or disability, the vested portion of a participant’s account may be distributed to the participant or beneficiary by transfer to another qualified plan or IRA account, through a lump-sum distribution or in installment payments. There are additional provisions for participants who work beyond normal retirement age or who terminate employment prior to reaching normal retirement age. If a participant’s account balance is less than $5,000 but greater than $1,000 upon termination, a distribution of the participant’s account may be made automatically into an IRA. If a participant’s vested account balance is less than $1,000 upon termination, a distribution of the participant’s account may be made automatically in a single lump-sum cash distribution.

In-service withdrawals of all or a portion of a participant’s vested account balance may be made by participants who have attained the age of 59 ½. Hardship withdrawals from a participant’s deferral contribution accounts are permitted when certain criteria are met. However, subsequent to a hardship withdrawal, the participant’s pre-tax and/or Roth after-tax contributions will be suspended for a period of six months. In-service withdrawals of all or a portion of a participant’s rollover account balance may be withdrawn at any time.

Notes Receivable from Participants

The Plan allows participants to borrow funds from their accounts up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. Participants may elect a repayment term of up to 60 months, with longer terms available when the loan is used for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at 4.25% which is based on the prime rate plus 1% as of the most recently completed quarter at the time the loan is made. Principal and interest are generally paid ratably through bi-weekly payroll deductions.

Plan Administration and Expenses

The Plan incurred administrative expenses of $7,266 for the year ended December 31, 2015. Fees related to the administration of notes receivable from participants and self-directed brokerage accounts are charged directly to the participants’ accounts and are included in administrative expenses. Investment related expenses are included in net appreciation (depreciation) of fair value of investments. Certain administrative expenses are paid directly by the Company. The Company has the option, but not the obligation, to pay any of the Plan’s administrative expenses. In addition, certain administrative functions are performed by officers or employees of the Company for which the officer or employee receives no compensation from the Plan nor is the Plan charged by the Company for these services.

NOTE B ‑ SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting and in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

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RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - (Continued)
DECEMBER 31, 2015 and 2014

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value on the statements of net assets available for benefits. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note C for a further discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. If a participant ceases loan repayments and the Plan Sponsor deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded. No allowance for credit losses has been recorded as of December 31, 2015 and 2014.

Recently Adopted Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-07, Fair Value Measurement (Topic 820), Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent). The amendments in ASU 2015-07 relate to fair value measurement and the disclosures for investments in certain entities that calculate net asset value (“NAV”) per share (or its equivalent). The updated guidance applies to reporting entities that elect to measure the fair value of certain investments using the NAV per share (or its equivalent) of the investment as a practical expedient. Currently, investments valued using the practical expedient are categorized within the fair value hierarchy on the basis of when the investment is redeemable with the investee at NAV. The amendments remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the NAV per share practical expedient. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the NAV per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient.  The amendments are effective for the Plan for fiscal years beginning after December 15, 2015 and shall apply retrospectively to all periods presented. Earlier application is permitted and management of the Plan has elected to early adopt ASU 2015-07. Other than the changes to classification and disclosure, the adoption of this ASU did not have a material impact on the Plan’s financial statements.

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part 1) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I eliminates the requirements to measure fully benefit-responsive investment contracts ("FBRICs") at fair value and provide certain disclosures. Contract value is the only required measure for FBRICs and ASU 2015-12 also clarifies that indirect investments in FBRICs through investment companies, such as stable value funds/collective trusts are not included within the scope of the FBRICs guidance because these types of investments typically qualify for measuring fair value at the NAV practical expedient. Part II eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer

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RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - (Continued)
DECEMBER 31, 2015 and 2014

required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III is not applicable to the Plan. ASU 2015-12 is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Parts I and II are to be applied retrospectively. Management of the Plan has elected to early adopt Parts I and II of ASU 2015-12. As a result of the adoption, the Statements of Net Assets Available for Benefits have been retrospectively adjusted to report collective trust at the NAV practical expedient (See Note C) and the adjustment from fair value to contract value for interests in a collective trust relating to a fully benefit-responsive investment contract has been removed. Additionally, the Notes to the Financial Statements have been retrospectively adjusted to reflect the simplified disclosures permitted by ASU 2015-12.

Recently Issued Accounting Pronouncements

In June 2015, the FASB issued ASU 2015-10, Technical Corrections and Improvements, to correct differences between original guidance and the Accounting Standards Codification, clarify guidance, correct references and make minor improvements affecting a variety of topics. ASU 2015-10 is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Management of the Plan is currently evaluating the effect of the adoption of ASU 2015-10, but does not expect adoption will have a material impact to the Plan’s financial statements.

NOTE C - FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted market prices in active markets for identical assets and liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date.

Level 2 − Observable inputs other than quoted prices included within Level 1, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; or inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified contractual term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 − Unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in the pricing of the asset or liability and that are, consequently, not based on market activity, but upon particular valuation techniques.

An asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.

Common stock

Common stock, which is actively traded, is valued at the quoted market prices on nationally recognized securities exchanges and are classified as Level 1 investments.

Mutual funds

Mutual funds, which are actively traded, are valued at quoted market prices on nationally recognized securities exchanges and represent the NAV of shares held by the Plan at year-end, and are classified as Level 1 investments.

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RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - (Continued)
DECEMBER 31, 2015 and 2014

Self-directed brokerage accounts

Self-directed brokerage accounts consist of mutual funds and common stock and are valued at quoted market prices on nationally recognized securities exchanges, held by Plan participants in their self-directed brokerage accounts. They are classified as Level 1 investments.

Collective trusts

The Plan is invested in a stable value fund, Federated Capital Preservation Fund (the “Fund”). The Fund is a collective trust valued at the NAV of the units owned and the NAV is used as a practical expedient to estimate fair value. This NAV represents the Plan's fair value since this is the amount at which the Plan transacts with the fund. The Fund is a stable value fund, which seeks to provide investors stable principal and high current income, and invests in FBRICs. The Fund includes FBRICs at contract value in determining NAV. The Fund’s investments are comprised of guaranteed investment contracts (“GICs”), separate account guaranteed investment contracts (“SGICs”), synthetic guaranteed investment contracts (“SICs”), money market mutual funds, and other stable value products.

The following table sets forth the Plan's investments by level, within the fair value hierarchy, measured on a recurring basis at fair value as of December 31, 2015 and 2014:

	Level 1	Level 2	Level 3	Total
December 31, 2015

Common stock	$2,850,473	$—	$—	$2,850,473
Mutual funds	19,136,419	—	—	19,136,419
Self-directed brokerage accounts	1,977,031	—	—	1,977,031
	23,963,923	—	—	23,963,923

Investments at net asset value (a)				974,123

Investments, at fair value				$24,938,046

December 31, 2014

Common stock	$3,993,694	$—	$—	$3,993,694
Mutual funds	17,547,988	—	—	17,547,988
Self-directed brokerage accounts	2,004,105	—	—	2,004,105
	23,545,787	—	—	23,545,787

Investments at net asset value (a)				855,550

Investments, at fair value				$24,401,337

(a)
In accordance with Topic 820, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. This resulted in a reclassification at December 31, 2014. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

Investments Measured Using the NAV per Share as a Practical Expedient

The following tables summarize investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2015 and 2014. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

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RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - (Continued)
DECEMBER 31, 2015 and 2014

	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
December 31, 2015
Collective trust	$974,123	n/a	Daily	12 months

December 31, 2014
Collective trust	$855,550	n/a	Daily	12 months

NOTE D - PARTY-IN-INTEREST TRANSACTIONS

Certain Plan assets are invested in shares of common stock of Resource America, Inc., the Plan Sponsor. As of December 31, 2015 and 2014, the number of shares of the Company's stock held by the Plan totaled 465,004 and 441,780, respectively, with fair values of $2,850,473 and $3,993,964, respectively. Certain Plan assets were invested in shares of common stock of Resource Capital Corp. (“RSO”) and Atlas Resource Partners (“ARP”), affiliates of the Company, selected through the self-directed brokerage accounts. The Plan held -0- and 1,500 shares of RSO common stock at December 31, 2015 and 2014, respectively. The Plan held 941 shares of ARP common stock at December 31, 2015 and 2014, respectively. The net depreciation of the Company's common stock and ARP common stock for the year ended December 31, 2015 totaled $1,143,491 and $18,200, respectively, and have been included within net depreciation in fair value of investments on the Statement of Changes in Net Assets Available for Benefits.

The Plan invested in a collective trust fund which was managed by an affiliate of the Plan’s trustee. The Plan also permits loans to participants.

Certain administrative functions are performed by officers or employees of the Company for which the officers or employees receive no compensation from the Plan nor is the Plan charged by the Company for these services as discussed in Note A.

These transactions qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

NOTE E - TAX STATUS

The prototype plan used by the Plan has received an opinion letter from the Internal Revenue Service (“IRS”) dated March 31, 2014 stating that the form of the Plan is qualified under Section 401 of the IRC, and therefore, the related trust is tax exempt. The Plan Sponsor has determined that the Plan is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Sponsor will take any action necessary to maintain the Plan’s tax-qualified status.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Sponsor believes it is no longer subject to federal income tax examinations for years prior to 2012.

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RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - (Continued)
DECEMBER 31, 2015 and 2014

NOTE F ‑ PLAN TERMINATION

Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a Plan termination, participants would become 100% vested in Company contributions. See Note I regarding the Company's agreement to be acquired by C-III Capital Partners LLC.

NOTE G - RISKS AND UNCERTAINTIES

The Plan provides for participants to invest in various investment securities which are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE H - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2015 and 2014 to the applicable Form 5500 filings:

	December 31,
	2015	2014
Net assets available for benefits per the financial statements	$25,171,626	$24,709,783
Adjustment from contract value to fair value for interest in collective trusts relating to fully benefit-responsive investment contracts	—	2,773
Net assets available for benefits per the Form 5500	$25,171,626	$24,712,556

The following is a reconciliation of the Plan's net increase in net assets available for benefits per the financial statements for the year ended December 31, 2015 to the Form 5500:

Net increase in net assets available for benefits per the financial statements	$461,843
Less: Adjustment from contract value to fair value for interest in collective trust relating to fully benefit-responsive investment contracts	(2,773)
Net increase in net assets available for benefits per the Form 5500	$459,070

NOTE I - SUBSEQUENT EVENTS

On May 22, 2016, the Company entered into a definitive agreement to be acquired by C-III Capital Partners LLC in an all cash transaction. The transaction is expected to be completed in the second half of 2016 and is subject to stockholder approval, regulatory approval and other customary closing conditions. Upon completion of the transaction, all Company common stock held within the Plan as of the closing date will be exchanged for cash.

The Plan has evaluated subsequent events and determined that no events have occurred, other than those disclosed above, which would require an adjustment to or additional disclosure within the financial statements.

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SUPPLEMENTAL INFORMATION

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RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN

SCHEDULE H, LINE 4i −
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2015

Employer Identification Number: 72-0654145
Plan Number: 001

		(c)
(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	(e) Current Value
*	Resource America, Inc. (Nasdaq: REXI)	Common Stock	x	$2,850,473
* #	Atlas Resource Partners, L.P. (NYSE: ARP)	Common Stock	x	969
	Allianz NFJ Small Capital Value Fund, Class A	Mutual Fund	x	1,378,608
	American Capital World Growth and Income Fund, Class R3	Mutual Fund	x	1,170,166
	Blackrock Inflation Protection, Class A	Mutual Fund	x	49,746
	Blackrock S&P 500 Index Fund, Class I	Mutual Fund	x	1,907,523
	Columbia US Government Mortgage Fund, Class A	Mutual Fund	x	860,343
	Hartford Dividend & Growth Fund, Class I	Mutual Fund	x	2,082,477
	Janus Enterprise Fund, Class A	Mutual Fund	x	1,722,949
	Janus Triton Fund, Class A	Mutual Fund	x	589,837
	John Hancock Disciplined Value Mid Cap Fund, Class A	Mutual Fund	x	1,056,466
	JP Morgan US Equity Fund, Class A	Mutual Fund	x	1,477,593
	Mainstay Large Capital Growth Fund, Class A	Mutual Fund	x	2,148,979
	MFS International Value Fund, Class A	Mutual Fund	x	919,801
	Oppenheimer International Growth Fund, Class A	Mutual Fund	x	906,551
	PIMCO Total Return Fund, Class A	Mutual Fund	x	2,004,645
	PIMCO Foreign Bond Fund, Class A USD Hedge	Mutual Fund	x	154,992
	Prudential Short-Term Corporate Bond Fund, Class A	Mutual Fund	x	30,125
	Voya Intermediate Bond Fund, Class A	Mutual Fund	x	675,618
	Self-directed brokerage accounts	Mutual Fund/Common Stock	x	1,976,062
	Federated Capital Preservation Fund	Collective Trust	x	974,123

	Total investments			$24,938,046

*	Notes receivable from participants	4.25%	x	$215,351

*    Represents a party-in-interest
x    Cost is not required for participant-directed investments
#    Represents an investment included in the self-directed brokerage accounts

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RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN

SCHEDULE H, LINE 4a −
SCHEDULE OF DELIQUENT PARTICIPANTS CONTRIBUTIONS
DECEMBER 31, 2015

Employer Identification Number: 72-0654145
Plan Number: 001

Year	Participant contributions and loan repayments transferred late to Plan	Contributions not corrected	Contributions corrected outside VFCP	Contributions pending correction VCFP	Total fully corrected under VFCP and PTE 2002-51
2014	Employee contributions and loan repayments	$—	$6,259	$—	$—

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The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
June 28, 2016	By: /s/ Dean R. McQuirns
Dean R. McQuirns
Plan Administrator

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